Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated 28 November 2018	Registration Statement No. 333-223825

European Investment Bank
USD 1,000,000,000 SOFR-Linked Floating Rate Notes Due 2021
Final Term Sheet

Issuer:	European Investment Bank

Ratings:[1]	AAA by Standard & Poor’s Ratings Services2 / Aaa by Moody’s Investors Service3 / AAA by Fitch Ratings[4]

Currency/Size:	USD 1,000,000,000

Settlement:	5 December 2018

Maturity:	8 October 2021

Interest Payment Dates:	8 January, 8 April, 8 July and 8 October of each year, subject to the Business Day Convention (as defined below).

Interest Determination Dates:	The day that is the fourth U.S. Government Securities Business Day (as defined below) prior to the Interest Payment Date in respect of the relevant Interest Period (as defined below).

Floating Rate Reference:	USD-SOFR-COMPOUND (as defined below).

Coupon:	USD-SOFR-COMPOUND plus the Margin (the “Interest Rate”).

The SOFR-Linked Floating Rate Notes due 2021 (the “Notes”) will bear interest on the principal amount during each period from, and including, an Interest Payment Date to, but excluding, the next following Interest Payment Date (each such period, an “Interest Period”); provided that the first Interest Period will begin on and include 5 December 2018 and will end on, but exclude 8 January 2019 (short first coupon).  Interest on the Notes shall be payable on each Interest Payment Date.  The Interest Rate applicable for an Interest Period will be determined on the applicable Interest Determination Date.

Margin:	+0.320% per annum.

Reset Dates:
Each U.S. Government Securities Business Day in the relevant Interest Period, other than any U.S. Government Securities Business Day in the period from, and including, the day following the Interest Determination Date to, but excluding, the corresponding Interest Payment Date (such period, the “Cut-off Period”). For any U.S. Government Securities Business Day in the Cut-off Period, the Secured Overnight Financing Rate (as defined below) in respect of the U.S. Government Securities Business Day immediately preceding the last Reset Date in the relevant Interest Period (such last Reset Date coinciding with the Interest Determination Date) shall apply.

1 A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.
2 Carrying a stable outlook.
3 Carrying a stable outlook.
4 Carrying a stable outlook.

USD-SOFR-COMPOUND:
USD-SOFR-COMPOUND means the rate of return of a daily compound interest investment (with the Secured Overnight Financing Rate (as defined below) as the reference rate for the calculation of interest) and will be calculated by the Calculation Agent (as defined below) on each Interest Determination Date as follows, with the resulting percentage being rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, 0.0000005 being rounded upwards:

where:

“d0”, for any Interest Period, means the number of U.S. Government Securities Business Days (as defined below) in the relevant Interest Period;

“i” means a series of whole numbers from one to d0, each representing the relevant U.S. Government Securities Business Days in chronological order from, and including, the first U.S. Government Securities Business Day in the relevant Interest Period;

“U.S. Government Securities Business Day” means any day, except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities;

“SOFRi” means

(a)
for any U.S. Government Securities Business Day i that is a Reset Date, the Secured Overnight Financing Rate in respect of the U.S. Government Securities Business Day immediately preceding such Reset Date, and

(b)
for any U.S. Government Securities Business Day i that is not a Reset Date (i.e., a U.S. Government Securities Business Day in the Cut-off Period), the Secured Overnight Financing Rate in respect of the U.S. Government Securities Business Day immediately preceding the last Reset Date of the relevant Interest Period (such last Reset Date coinciding with the Interest Determination Date);

 “ni”, for any U.S. Government Securities Business Day i, means the number of calendar days from, and including, such U.S. Government Securities Business Day i up to, but excluding, the following U.S. Government Securities Business Day; and

“d” means the number of calendar days in the relevant Interest Period.

Secured Overnight Financing Rate:	“Secured Overnight Financing Rate” means:

(1)
the daily secured overnight financing rate as provided by the Federal Reserve Bank of New York, as the administrator of such rate (or any successor administrator of such rate) on the New York Fed’s Website on or about 5:00 p.m. (New York City time) on each U.S. Government Securities Business Day in respect of the U.S. Government Securities Business Day immediately preceding such day;

(2)
if the daily secured overnight financing rate does not appear on a U.S. Government Securities Business Day as specified in paragraph (1), unless both a SOFR Index Cessation Event and a SOFR Index Cessation Effective Date (each, as defined below) have occurred, the daily secured overnight financing rate in respect of the last U.S. Government Securities Business Day for which such rate was published on the New York Fed’s Website; or

(3)
if the daily secured overnight financing rate does not appear on a U.S. Government Securities Business Day as specified in paragraph (1), and both a SOFR Index Cessation Event and a SOFR Index Cessation Effective Date have occurred, the rate (inclusive of any spreads or adjustments) that was recommended as the replacement for the daily secured overnight financing rate by the Federal Reserve Board and/or the Federal Reserve Bank of New York or by a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York for the purpose of recommending a replacement for the daily secured overnight financing rate (which rate may be produced by the Federal Reserve Bank of New York or other designated administrator), provided that, if no such rate has been recommended within one U.S. Government Securities Business Day of the SOFR Index Cessation Event, then the Interest Rate reference rate will be determined as if, for each U.S. Government Securities Business Day occurring on or after the SOFR Index Cessation Effective Date, (i) references to the Secured Overnight Financing Rate were references to OBFR, (ii) references to U.S. Government Securities Business Day were references to New York City Banking Day, (iii) references to SOFR Index Cessation Event were references to OBFR Index Cessation Event and (iv) references to SOFR Index Cessation Effective Date were references to OBFR Index Cessation Effective Date; and provided further that, if no such rate has been recommended within one U.S. Government Securities Business Day of the SOFR Index Cessation Event and an OBFR Index Cessation Event has occurred, then the Interest Rate reference rate will be determined as if, for each U.S. Government Securities Business Day occurring on or after the later of the SOFR Index Cessation Effective Date and the OBFR Index Cessation Effective Date, (x) references to the Secured Overnight Financing Rate were references to FOMC Target Rate, (y) references to U.S. Government Securities Business Day were references to New York City Banking Day and (z) references to the New York Fed’s Website were references to the Federal Reserve’s Website.

“New York Fed’s Website” means the website of the Federal Reserve Bank of New York currently at http://www.newyorkfed.org, or any successor website of the Federal Reserve Bank of New York.

“SOFR Index Cessation Event” means the occurrence of one or more of the following events:

(a)
a public statement by the Federal Reserve Bank of New York (or any successor administrator of the daily secured overnight financing rate) announcing that it has ceased or will cease to provide the daily secured overnight financing rate permanently or indefinitely, provided that, at that time, there is no successor administrator that will continue to provide a daily secured overnight financing rate; or

(b)
the publication of information which reasonably confirms that the Federal Reserve Bank of New York (or any successor administrator of the daily secured overnight financing rate) has ceased or will cease to provide the daily secured overnight financing rate permanently or indefinitely, provided that, at that time, there is no successor administrator that will continue to provide the daily secured overnight financing rate; or

(c)
a public statement by a U.S. regulator or other U.S. official sector entity prohibiting the use of the daily secured overnight financing rate that applies to, but need not be limited to, all swap transactions, including existing swap transactions.

“SOFR Index Cessation Effective Date” means, in respect of a SOFR Index Cessation Event, the date on which the Federal Reserve Bank of New York (or any successor administrator of the daily secured overnight financing rate), ceases to publish the daily secured overnight financing rate, or the date as of which the daily secured overnight financing rate may no longer be used.

“OBFR” means the daily Overnight Bank Funding Rate as provided by the Federal Reserve Bank of New York, as the administrator of such rate (or any successor administrator of such rate), on the New York Fed’s Website on or about 5:00 p.m. (New York City time) on each New York City Banking Day in respect of the New York City Banking Day immediately preceding such day.

“OBFR Index Cessation Event” means the occurrence of one or more of the following events:

(a)
a public statement by the Federal Reserve Bank of New York (or any successor administrator of the OBFR) announcing that it has ceased or will cease to provide OBFR permanently or indefinitely, provided that, at that time, there is no successor administrator that will continue to provide OBFR; or

(b)
the publication of information which reasonably confirms that the Federal Reserve Bank of New York (or any successor administrator of OBFR) has ceased or will cease to provide OBFR permanently or indefinitely, provided that, at that time, there is no successor administrator that will continue to publish or provide OBFR; or

(c)
a public statement by a U.S. regulator or other U.S. official sector entity prohibiting the use of OBFR that applies to, but need not be limited to, all swap transactions, including existing swap transactions.

“OBFR Index Cessation Effective Date” means, in respect of an OBFR Index Cessation Event, the date on which the Federal Reserve Bank of New York (or any successor administrator of the Overnight Bank Funding Rate), ceases to publish the OBFR, or the date as of which the OBFR may no longer be used.

“FOMC Target Rate” means the short-term interest rate target set by the Federal Open Market Committee and published on the Federal Reserve’s Website or, if the Federal Open Market Committee does not target a single rate, the mid-point of the short-term interest rate target range set by the Federal Open Market Committee and published on the Federal Reserve’s Website (calculated as the arithmetic average of the upper bound of the target range and the lower bound of the target range, rounded, if necessary, to the nearest second decimal place, 0.005 being rounded upwards).

“Federal Reserve’s Website” means the website of the Board of Governors of the Federal Reserve System currently at http://www.federalreserve.gov, or any successor website of the Board of Governors of the Federal Reserve System.

“New York City Banking Day” means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City.

Interest Amount:
The Calculation Agent will, on each Interest Determination Date, determine the Interest Rate and calculate the amount of interest payable on the Notes for the relevant Interest Period (the “Interest Amount”).  Each Interest Amount shall be calculated by applying the Interest Rate and the Day Count Fraction to the aggregate principal amount of the Notes and rounding the resultant figure to the nearest cent, with one half of one cent being rounded upwards.

The Calculation Agent will cause each Interest Rate, each Interest Amount for each Interest Period, each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, the Fiscal Agent, any paying agent, the relevant clearing systems and, if required by the rules of the Luxembourg Stock Exchange, to the Luxembourg Stock Exchange, as set forth in the calculation agency agreement between the Calculation Agent and the Issuer dated 28 November 2018, including any amendments thereto, in writing as soon as possible on each Interest Determination Date.  Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period.  Any such amendment will be promptly notified to the Luxembourg Stock Exchange and to the holders of the Notes in accordance with the notice procedures described in the prospectus supplement.

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for these purposes by the Calculation Agent shall (in the absence of manifest error) be binding on the Issuer, the Fiscal Agent, any paying agent and the holders of the Notes.

Business Days:	New York

Business Day Convention:	Following, adjusted

If any Interest Payment Date, other than the Maturity Date, would otherwise be a day that is not a Business Day, the relevant date will be postponed to the next day that is a Business Day.  If any such Interest Payment Date is postponed as described above, the Interest Amount for each of the corresponding and the following Interest Period will be adjusted accordingly and the holders of the Notes will be entitled to more or less interest, respectively.

If the Maturity Date is not a Business Day, the payment of principal and interest will not be made until the next following Business Day, and no further interest shall be paid in respect of the delay in such payment.

Day Count Fraction:	Actual/360 (when calculating an amount of interest on any note for any period of time, the actual number of days in that period divided by 360)

Calculation Agent:	Citibank, N.A., London Branch

Reoffer:	100.000%

Denominations:	USD 1,000

Leads:	Citigroup / TD Securities

Governing Law:	New York

The Notes are expected to be listed on the Luxembourg Stock Exchange.

You can access the prospectus for the registration statement at the following website:

https://www.sec.gov/Archives/edgar/data/33745/000095015718000545/formsba.htm

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling +1 (855) 495-9846.

*****

The Secured Overnight Financing Rate

An investment in the Notes may entail significant risks not associated with similar investments in conventional debt securities. Any investor should ensure that it understands the nature of the terms of the Notes and the extent of its exposure to risk, and that it considers the suitability of the Notes as an investment in the light of its own circumstances and financial condition. You should consult your own professional advisers about the risks associated with investment in the Notes and the suitability of investing in these Notes in light of your particular circumstances.

The daily secured overnight financing rate is published by the Federal Reserve Bank of New York and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. The Federal Reserve Bank of New York reports that the daily secured overnight financing rate includes all trades in the Broad General Collateral Rate, plus bilateral Treasury repurchase agreement transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of the Depository Trust and Clearing Corporation (“DTCC”). The daily secured overnight financing rate is filtered by the Federal Reserve Bank of New York to remove a portion of the foregoing transactions considered to be “specials”.

The Federal Reserve Bank of New York reports that the daily secured overnight financing rate is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon as well as general collateral finance repurchase agreement transaction data and data on bilateral Treasury repurchase transactions cleared through the FICC’s delivery-versus-payment service. The Federal Reserve Bank of New York notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC. The Federal Reserve Bank of New York notes on its publication page for the daily secured overnight financing rate that use of the daily secured overnight financing rate is subject to important limitations and disclaimers, including that the Federal Reserve Bank of New York may alter the methods of calculation, publication schedule, rate revision practices or availability of the daily secured overnight financing rate at any time without notice.

As the daily secured overnight financing rate is published by the Federal Reserve Bank of New York based on data received from other sources, the EIB has no control over its determination, calculation or publication. There can be no guarantee that the daily secured overnight financing rate will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the Notes. If the manner in which the daily secured overnight financing rate is calculated is changed, that change may result in a reduction of the amount of interest payable on the Notes and the trading prices of the Notes.

The Federal Reserve Bank of New York began to publish the daily secured overnight financing rate in April 2018. The Federal Reserve Bank of New York has also begun publishing historical indicative daily secured overnight financing rates going back to 2014. Investors should not rely on any historical changes or trends in the daily secured overnight financing rate as an indicator of future changes in the daily secured overnight financing rate. Also, since the daily secured overnight financing rate is a relatively new market index, the Notes will likely have no established trading market when issued, and an established trading market may never develop or may not be very liquid. Market terms for debt securities indexed to the daily secured overnight financing rate, such as the spread over the index reflected in interest rate provisions, may evolve over time, and trading prices of the Notes may be lower than those of later-issued indexed debt securities as a result. Similarly, if the daily secured overnight financing rate does not prove to be widely used in securities like the Notes, the trading price of the Notes may be lower than those of notes linked to indices that are more widely used. Investors in the Notes may not be able to sell the Notes at all or may not be able to sell the Notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.